JP ENERGY PARTNERS LP

600 East Las Colinas Boulevard

Suite 2000

Irving, Texas 75039

May 7, 2014

Via EDGAR and Fedex

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:                    H. Roger Schwall
                                                Division of Corporation Finance

Re:                             JP Energy Partners LP
Registration Statement on Form S-1
Filed May 7, 2014
File No. 333-195787

Ladies and Gentlemen:

Set forth below are the responses of JP Energy Partners LP, a Delaware limited partnership (“we”, “us” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2013 (the “Comment Letter”), with respect to the Partnership’s confidential draft registration statement on Form S-1 initially submitted to the Commission on July 3, 2013 (the “Confidential Registration Statement”).

At the time the Confidential Registration Statement was submitted to the Commission, we qualified as an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).  In February 2014, we acquired certain assets and liabilities (the “JPD Assets”) from JP Energy Development LP, a Delaware limited partnership and an affiliate of us (“JPD”).  Because we acquired the JPD Assets from JPD, and we and JPD are under common control, we accounted for this common control acquisition in a manner similar to the pooling of interest method of accounting.  As a result, we retrospectively adjusted our financial statements to include the operating results of the JPD Assets from the date these assets were originally acquired by JPD (the date upon which common control began). In addition, our audited financial statements for the year ended December 31, 2012 and our unaudited financial statements for the quarter ended March 31, 2013 have been restated due to errors that were discovered subsequent to their issuance.  The presentation of the recast financial statements was addressed with the office of the Chief Accountant of the Division of Corporation Finance via a letter from us dated March 18, 2014.  As a result of the acquisition of the JPD Assets and the recast of our financial statements, we no longer qualify as an emerging growth company for purposes of our initial public offering.

Concurrently with the submission of this letter, we have publicly filed through EDGAR the Partnership’s Registration Statement on Form S-1 (the “Registration Statement”).  For your convenience, we have hand delivered five copies of the Registration Statement, as well as five copies marked to show all changes made since the initial submission of the Confidential Registration Statement.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Registration Statement unless otherwise indicated.

Draft Registration Statement on Form S-1

General

1.                                      We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary.  Please remember to allow enough time to respond to all such staff comments.  Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

Response: We acknowledge the Staff’s comment and we undertake to provide in future amendments all omitted information in the Registration Statement that we are not entitled to omit under Rule 430A and to file all exhibits. We have filed Exhibits 3.1, 3.2, 4.1, 10.1, 10.2, 10.3, 10.4, 16.1, 21.1, 23.1 through 23.7, 23.10, 23.11, 24.1 and 99.1, as well as the form of our partnership agreement, which is included as Appendix A to the Registration Statement. We will allow sufficient time for the Staff to review our complete disclosure and remaining exhibits and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus. We have submitted our application to list our common units on the NYSE.  We will update the Registration Statement once our application has been approved.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in the Partnership’s initial public offering have confirmed to us that they have not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act.  As noted above, we are no longer an emerging growth company under the JOBS Act and, therefore, brokers or dealers participating in our offering will not be able to publish any research reports pursuant to Section 2(a)(3) of the Securities Act.  We undertake to supplementally provide the Staff with any such materials to the extent such materials are utilized in the future.

3.                                      We note references throughout your draft registration statement to various agreements that you identify as being significant to your business.  Please expand your disclosure to describe the principal terms of each material agreement.  File the partnership agreement as an exhibit or appendix, preferably with your next amendment.  Also, please file the other material agreements as exhibits or explain to us why you do not believe you are required to file them.  Refer to Item 601 of Regulation S-K.  For example, please address the following:

•                  Agreements with affiliates and transactions with related persons as described on pages 166 through 169;

•                  The amended credit facility referenced at pages 78 and 111;

•                  The operating agreement with TEPPCO Partners L.P. concerning your crude oil storage facility, as discussed on page 28; and

•                  Any agreements with your propane suppliers, as discussed on page 31.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 141, 143, 146 and 177-180. We respectfully advise the Staff that we have filed as Exhibit 10.1 our new credit agreement that was entered into on February 12, 2014. We have updated our disclosure to reflect the material terms of our new credit facility, including the financial covenants that we must satisfy prior to making distributions. We have reviewed our contracts and determined that we do not have any contracts that fall within the scope of a material contract contemplated by Item 601 of Regulation S-K, other than the contracts set forth on the exhibit list in Part II of the Registration Statement. We believe that the contracts mentioned in the Registration Statement and in this letter are contracts that were entered into in the ordinary course of business as that term is contemplated by Item 601(1)(i) of Regulation S-K. In addition to determining that our contracts were entered into in the ordinary course of business, we have determined that we are not substantially dependent on any one contract, as contemplated by Regulation S-K Item 601(10)(ii)(B). In addition, we believe that to the extent a counterparty defaults or terminates a contract, we will be able to enter into a replacement contract with equal or better terms in a short period of time.

4.                                      As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

Response: We acknowledge the Staff’s comment and will request that FINRA call the Staff or provide the Staff with a letter indicating that FINRA has completed its review and has no objections to the underwriting compensation terms and arrangements of this offering outlined in the Registration Statement.

Prospectus Cover Page

5.                                      At page 66, you provide a tabular entry to quantify the “shortfall” you would have experienced for the year ended December 31, 2012, and for the twelve months ended March 31, 2013.  You also use that term at page 62 and elsewhere.  Please revise the related cover page disclosure to quantify the amount of this deficiency.

Response: We have updated our “backcast” on page 63 to disclose, on a pro forma basis, certain financial information for the year ended December 31, 2013. We have not finalized our valuation or established our minimum quarterly distribution and, therefore, cannot confirm whether our pro forma distributable cash flow generated for the twelve months ending December 31, 2013 would have been sufficient to pay the minimum quarterly distribution on all of our outstanding units during such period. Once we finalize our valuation and our minimum quarterly distribution, we hereby undertake to provide the requested disclosure in a future amendment to the extent we experienced a shortfall in distributable cash flow for the year ended December 31, 2013. If we generated an amount of distributable cash flow that would not result in a shortfall for either period, we hereby undertake to remove disclosure related to the shortfall, including the risk factor on the cover page and in the risk factor section.

Limited Call Right, page 17

6.                                      You do not yet disclose what percentage of your outstanding units will be owned by your general partner and its affiliates.  Please revise the disclosure here to clarify whether the general partner and its affiliates are expected to own more than the threshold amount to call and purchase all common units at the time this offering concludes.  We note the related risk factor disclosure at page 50, which suggests that the threshold will be met when the subordination period ends.  Also, please advise us whether you will comply with the tender offer rules and file a Schedule TO if this right is exercised, if applicable.  If you believe an exemption from the tender offer rules would be available, please explain why.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 15. In addition, our current expectation is that our general partner and its affiliates will not own more than the threshold amount of common units at the conclusion of this offering or the end of the subordination period to exercise the limited call right. We have revised the Registration Statement accordingly. Please see page 47. We believe that the tender offer rules are not applicable to the limited call right of the general partner. Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Our partnership agreement (the instrument that will govern the terms and conditions of our common units), which we have included the form of as Appendix A to the Registration Statement, will provide our general partner or any of its affiliates with the limited call right described in the Registration Statement.

Risk Factors, page 22

7.                                      Please revise and shorten this 36-page section to comply with Item 503(c) of Regulation S-K.  That Item indicates in part that your risk factors discussion “must be concise and organized logically.  Do not present risks that could apply to any issuer or any offering.”  Note also that Securities Act Release 33-6900 indicates that “meticulous care should be taken to assure that investors are provided with clear, concise and understandable disclosure” as required by Commission rules.  Your risk factors should be brief and to the point.

Response: We have reviewed our entire risk factor section and, to the extent necessary, have made revisions to comply with this comment. In particular, we have deleted two risk factors that contained generic disclosures not specific to us. Such risk factors were captioned “The propane distribution business faces competition from other energy sources, which may reduce the existing demand for our propane” and “Our operating results and ability to generate sufficient cash flow to pay principal and interest on our indebtedness, and to pay distributions to unitholders, may be affected by our ability to continue to control expenses.” In addition, we have revised certain risk factors to more clearly state specific material risks to us while also including additional risk factors related to certain new lines of business with respect to the JPD Assets that were acquired. Please see our Risk Factors section beginning on page 21.

We might not have sufficient cash from operations, page 22

8.                                      Please disclose in this risk factor that there is no limit on the fees and expense reimbursements that you may be required to pay to the general partner and its affiliates.  We note the related disclosure at page 48 in that regard.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 22.

Cash Distribution Policy and Restrictions on Distributions, page 61

9.                                      Your disclosures under “Rationale for Our Cash Distribution Policy” require further clarification.  You begin that discussion by stating, “Our partnership agreement requires that we distribute all of our available cash quarterly.  This requirement forms the basis of our cash distribution policy....”  But later in the same paragraph, you indicate that (emphasis supplied), “[O]ur general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly.”  Similarly, at page 62, you state, “While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended.”  The balance of your prospectus, including the cover page reference to “minimum quarterly distributions,” appears to suggest that the receipt of such quarterly distributions is intended to be an essential aspect of the securities you are offering.  Please revise or explain these apparently contradictory statements.

Response: We acknowledge the Staff’s comment but respectfully note that while our general partner may change our cash distribution policy, it remains subject to the requirement in our partnership agreement that we distribute all of our available cash on a quarterly basis. The disclosure on page 61 provides that “the provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement…” Our partnership agreement, the form of which is included as Appendix A to the Registration Statement, will provide that our general partner may not amend the partnership agreement with respect to distributions during the subordination period without the approval of the holders of a majority of our common units (excluding common units held by our general partner and its affiliates) and our subordinated units, voting as separate classes. Accordingly, the rights of holders of common units to receive distributions during the subordination period cannot be changed without the approval of the holders of a majority of our common units (excluding common units held by our general partner and its affiliates). Furthermore, after the subordination period has ended, if a proposed amendment will adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests, the amendment will require the approval of holders of at least a majority of the outstanding units.

Unaudited Combined Pro Forma Distributable Cash Flow for the Year Ended December 31, 2012, and the Twelve Months Ended March 31, 2013, page 65

10.                               You present pro forma information for the year ended December 31, 2012, and twelve months ended March 31, 2013.  Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have yielded different results.

Response: We have updated the Registration Statement to present pro forma information for the year ended December 31, 2013 and we will continue to update through the effective date, where applicable. Please see page 61.

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014, page 68

11.                               In the first paragraph, you suggest that the forecasted amount ($38.4 million) will exceed the amount needed to pay “the aggregate annualized minimum quarterly distribution of $     on all of our units....”  However, you should also discuss this information on a quarter-by-quarter basis, consistent with what is shown in the table at page 69.  Please revise accordingly.

Response: We have not finalized our valuation or established our minimum quarterly distribution and, therefore, cannot confirm whether our pro forma distributable cash flow generated for each quarter during the forecast period exceeds the amount needed to pay the aggregate annualized minimum quarterly distribution on all of our units for such quarter.  Once we finalize our valuation and our minimum quarterly distribution, we hereby undertake to provide the requested disclosure in a future amendment and to disclose whether we anticipate experiencing a shortfall in distributable cash flow for any quarter during the forecast period.

12.                               In that regard, based on the limited information you have provided elsewhere, it appears that you expect to experience a shortfall for the first three-month period you show in the table at page 69 as the forecasted amount of “estimable distributable cash flow.”  In that regard, we note that you suggest at page 65 that the amounts you show for pro forma distributable cash flow for the year ended December 31, 2012 ($29.6 million), and for the twelve months ended March 31, 2013 ($31 million) were insufficient to cover the aggregate minimum quarterly distributions for those periods.  Multiplying by four the referenced three-month period entry ($6.5 million) yields only $26 million, well short of both pro forma periods discussed at page 65.  Please explain where our analysis is incomplete, or revise your disclosure throughout the prospectus (including on the cover page) to make clear that you anticipate a shortfall in the first three-month period.  In that regard, we note the discussion in the second bullet point on the cover page.

Response: We acknowledge the Staff’s comment and note that we have updated the Registration Statement to provide investors with a forecast period that covers the twelve months ending June 30, 2015. Please see page 66. We have not finalized our valuation or established our minimum quarterly distribution and, therefore, cannot confirm whether our projected distributable cash flow generated in each quarter for the twelve months ending June 30, 2015 will be sufficient to pay the minimum quarterly distribution on all of our outstanding units during the applicable quarter. Once we finalize our valuation and our minimum quarterly distribution, we hereby undertake to disclose in a future amendment whether we anticipate a shortfall in any quarter during the forecast period.

Non-GAAP Financial Measures, page 96

13.                               We note you adjust net income (loss) to remove the (gain) loss on commodity derivative contracts to compute the non-GAAP measure, Adjusted EBITDA.  Please revise your disclosure to specify how the (gain) loss on commodity derivative contracts are calculated for all periods presented.  To the extent Adjusted EBITDA is intended to reflect cash flow associated with derivatives settled during the period, although limited to the cumulative gain or loss recognized under GAAP since the instruments were acquired (i.e., not including any amounts representing a recovery of cost), please revise your reconciliation to replace the line item “(Gain) loss on commodity derivative contracts” with two separate line items, one for the total commodity derivative loss (gain) reported in your Statements of Operations, and another for the net cash receipts (payments) for derivatives settled during the period.

Response: We acknowledge the Staff’s comment and note that we have updated the Registration Statement as described below.  Our adjusted EBITDA is intended to reflect the net cash flow associated with commodity derivatives settled during the period, limited to the cumulative gain or loss recognized under GAAP since the derivative was acquired.  Please note that for all of our commodity derivatives, we do not pay any fee when entering into these derivative contracts.  To improve the clarity of our disclosure. we have modified our definition of Adjusted EBITDA on pages 18, 92 and 97 as follows:

“We define Adjusted EBITDA as net income (loss) plus (minus) interest expense (income), income tax expense (benefit), depreciation and amortization expense, certain non-cash charges such as non-cash equity compensation and non-cash losses on assets, non-cash losses (gains) on commodity derivatives (total loss (gain) on commodity derivatives less net cash flow associated with commodity derivatives settled during the period), and selected charges (gains) and transaction costs that are unusual and non-recurring.”

In addition, in the reconciliation table on page 94, we have replaced the line item “(Gain) loss on commodity derivative contracts” with two separate line items, namely “Total (gain) loss on commodity derivatives” and “Net cash receipts (payments) for commodity derivatives settled during the period”.

Results of Operations, page 105

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012, page 112

Cash provided by Operating Activities, page 112

14.                               We note your disclosure indicating the variances in cash flows from operations relate to increases in non-cash expenses.  As non-cash expenses, such as depreciation and amortization, generally result in nil change to the net amount of cash flow from operations, e.g. depreciation and amortization is added back to net income as the non-cash charge impacted net income without any changes to cash, please provide an analysis of the reasons for the variances in cash flows from operations that is attributable to cash-related activity.  For example, an analysis of the changes in cash received from customers or cash paid to suppliers may provide the basis for a more meaningful discussion.  Please read the guidance in FRC §501.13.b.1 Operations for further guidance.

Response: We acknowledge the Staff’s comment and have updated the Registration Statement disclosure to provide analysis of the reasons for the variances in cash flows from operations that are attributable to cash-related activity.  Please see page 114.

Duties of the General Partner, page 176

15.                               If true, revise to state explicitly that the definition you provide for “good faith” at page 177 in the subsection captioned “Partnership agreement modified standards” is found in your partnership agreement and is not based on any judicial doctrine.  Also, at the first usage or reference to this “good faith” standard include a cross reference to this revised section or include a parallel revision.  We may have additional comments once we have the opportunity to review the text of the forthcoming partnership agreement.

Response: We acknowledge the Staff’s comments and have revised the Registration Statement accordingly. Please see pages 43, 177 and 178. As permitted under the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), our partnership agreement eliminates the “default” fiduciary duties to which our general partner would otherwise be subject under Delaware law and replaces them with a set of contractual standards that primarily revolve around a duty of “good faith.” Specifically, Section 17-1101(d) of the DRULPA provides as follows:

“To the extent that, at law or in equity, a partner or other person has duties (including fiduciary duties) to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement, the partner’s or other person’s duties may be expanded or restricted or eliminated by provisions in the partnership agreement; provided that the partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing.”

By contrast, the implied contractual covenant of good faith and fair dealing is not a fiduciary duty, but rather a judicial doctrine utilized by Delaware courts in connection with interpreting ambiguities in partnership agreements and other contracts. The Delaware courts have recognized a clear and important distinction between an express contractual duty to act in good faith under a partnership agreement and the “good faith” concept contained in the implied contractual covenant of good faith and fair dealing. The implied contractual covenant of good faith and fair dealing is not a separate or independent fiduciary duty that may be imposed upon our general partner in addition to the express contractual duties set forth in our partnership agreement, but rather is a means for the Delaware courts to enforce the reasonable expectations of the parties where the language in our partnership agreement does not provide for a clear course of action.

Financial Statements

JP Energy Partners LP

Note 2 — Summary of Significant Accounting Policies, page F-16

Basis of presentation March 31, 2013, page F-16

16.                               We understand it is your intent to distribute cash to existing unitholders upon completion of the offering.  Please disclose within this footnote and in the pro forma financial information when this event will occur in relation to the recapitalization transactions and the completion of the offering, who are the recipients of the distributed cash (i.e. common unit holders and/or subordinated unit holders) and how the cash distribution will be funded.

Response: We acknowledge the Staff’s comment and we undertake to provide such disclosure in future amendments once additional details with respect to these matters are known.

Note 2. — Summary of Significant Accounting Policies, page F-32

17.                               We note your disclosure on page 141 explaining that you sold or exchanged approximately 4.2 million propane-filled cylinders to various retailers for the year ended December 31, 2012 on a pro forma basis.  Please disclose your accounting policy for receipts on sale or exchange and with respect to the costs of manufacturing or purchasing such cylinders and clarify if the policy differs when a cylinder will be sold rather than exchanged.  In doing so, please specify whether your customers take legal title to the sold or exchanged cylinders and explain how you differentiate in your accounting between cylinders utilized in your operations for exchange and those that are held in inventory for sale and those that are considered to be sold.  Further, tell us how you classify the cash outflows associated with manufacturing or purchasing cylinders in your statements of cash flows.  Please reference the specific GAAP that you have relied upon in formulating your accounting policy.

Response: Our customers are retail stores instead of individual end-user customers. All cylinders are delivered to our customer locations on a consignment basis. We retain the legal title to the cylinders until they are sold to the individual end-user customers for which title passes to the customer upon delivery. When a cylinder is exchanged, the only product that is delivered is the propane inside the cylinder and we recognize revenue from the sale of propane at that point. When a cylinder is sold, the products delivered include both the cylinder and the propane inside the cylinder and we recognize revenue from the sale of both cylinder and propane.  We have enhanced the disclosure regarding our revenue recognition policy on pages 120 and F-23 to include the bolded language below in order to address the sale of cylinders:

“Revenues from the NGLs distributions and sales are mainly generated from NGL and refined product sales, sales of the related parts and equipment and through gathering and transportation fees which are recognized in the period that the products are delivered and when payment has either been received or collection is reasonably assured.” (emphasis added)

Our cylinder transactions with customers are primarily exchanges. Less than five percent of the transactions represent sales of cylinders. In the consolidated financial statements that were submitted with the Confidential Registration Statement, our policy of recording the purchase of cylinders follows the accounting policy for property, plant and equipment pursuant to ASC 360, since the cylinders can be used for longer than a year.  We do not manufacture cylinders. Instead, we purchase them from third-party vendors and capitalize the cost of purchase.  We depreciate the cost of cylinders over the estimated useful lives. The cylinders are placed in cages at our customers storefronts and our customers do not take title to the cylinders.  Title to the cylinders remains with us, unless the cylinder is retired by a sale to the end user or by scrapping the cylinder.  When a cylinder is sold, we transfer the net book value of the cylinder from property, plant and equipment to inventory and then recognize the cost of sales.

We acknowledge that we should treat cylinders that are held in inventory for sale and that are considered to be sold as inventory pursuant to ASC 330 and have revised our accounting policy accordingly.  The estimate of cylinders to be sold is based on the historical proportion of cylinders sold to total cylinders sold and exchanged. Our revised policy results in (1) a reclassification of $501,000 from property, plant and equipment to inventory as of December 31, 2012 for the estimated cylinders to be sold rather than exchanged, (2) the reclassification from depreciation expense to cost of sales of $169,000 recognized under the weighted average method for cylinders sold, and (3) a reclassification of $198,000 from cash flow from investing activities to cash flow from operating activities representing the cash outflow for cylinders purchased and recorded as inventory and the change in cylinder inventory during the period.

Derivative Instruments and Hedging Activities, page F-33

18.                               Please include an accounting policy note to explain where net receipts (payments) related to your derivative instruments are classified on your statements of cash flows.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-19 and F-20.

Caddo Mills Pipeline Terminal of Truman Arnold Companies & Arkansas Terminal and Trading, Inc. (TAC)

Note 2-Summary of Significant Accounting Policies, page F-75

19.                               Please disclose how TAC accounts for its asset retirement obligations.  This comment is also applicable to the financial statements of Falco Energy Transportation, LLC.

Response: TAC and Falco Energy Transportation, LLC do not have any estimable asset retirement obligations.  Management was not able to reasonably measure the fair value of asset retirement obligations at the end of the reported periods because settlement dates were indeterminable. See pages F-80 and F-94 for updated TAC and Falco disclosures, respectively, each of which is separately presented immediately below.

“Asset retirement obligations include legal or contractual obligations associated with the retirement of tangible long-lived assets, such as requirements to incur costs to dispose of equipment or to remediate the environmental impacts of the normal operation of the assets. We record liabilities for asset retirement obligations when a known obligation exists under current law or contract and when a reasonable estimate of the value of the liability can be made. Management was not able to reasonably measure the fair value of asset retirement obligations as of November 27, 2012 and December 31, 2011 because settlement dates were indeterminable.” (page. F-80)

“Asset retirement obligations include legal or contractual obligations associated with the retirement of tangible long-lived assets, such as requirements to incur costs to dispose of equipment or to remediate the environmental impacts of the normal operation of the assets. We record liabilities for asset retirement obligations when a known obligation exists under current law or contract and when a reasonable estimate of the value of the liability can be made. Management was not able to reasonably measure the fair value of asset retirement obligations as of July 19, 2012 and December 31, 2011 because settlement dates were indeterminable.” (page F-94)

Heritage Propane Express, LLC (Heritage)

Note 10 — Derivative Instruments, page F-112

20.                               We note Heritage characterizes a portion of the loss on its commodity derivatives as realized.  The guidance in FASB ASC 815-10-35-2 does not differentiate between realized and unrealized gains and losses when recording changes in the fair value of derivatives not designated as hedges.  Please provide clarifying disclosure to indicate how you derived the realized portion of the derivative loss.

Response: We acknowledge the Staff’s comments and note that the realized portion of the derivative loss represents the actual net cash settlement of the commodity derivative contracts settled during the period, limited to the cumulative gain or loss recognized under GAAP since the derivative were acquired.  We have combined our tabular disclosure regarding the realized and unrealized portion of derivative loss on page F-112 and replace it with following paragraph:

“During the period from January 1, 2012 to June 6, 2012, total loss on commodity derivatives was $3,052,223 and was recorded in cost of sales.”

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests.  Please direct any questions or comments regarding the foregoing to the undersigned at (972) 444-0300 or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very Truly Yours,

JP ENERGY PARTNERS LP

By:	JP Energy GP II LLC, its general partner

By:	/s/ Patrick Welch
Patrick Welch
Executive Vice President and Chief Financial Officer

Cc:                             Norman von Holtzendorff, Securities and Exchange Commission
Ryan J. Maierson, Latham & Watkins LLP
John M. Greer, Latham & Watkins LLP
William J. Cooper, Andrews Kurth LLP
Jon W. Daly, Andrews Kurth LLP